OmniReliant Holdings, Inc.
4218 West Linebaugh Ave.
Tampa, Florida 33634

October 16, 2007

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OmniReliant Holdings, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed February 20, 2007
File No. 333-140800

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. The Company requests this withdrawal due to a change in circumstances in the Company’s business activities. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Darrin Ocasio at (212) 930-9700.

Thank you for your assistance in this matter.

OMNIRELIANT HOLDINGS, INC.

By: /s/ Christopher Phillips
Christopher Phillips
Interim Chief Executive Officer